Exhibit 2.2

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 31st day of March, 2014, by and between the following:

BROADLEAF CAPITAL PARTNERS, INC, a Nevada corporation, (the “Company”) ; and

LITIGATION CAPITAL, INC., a Nevada corporation (the “Seller”).

W I T N E S S E T H

Precautionary and Forward-Looking Statements

This Agreement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," 'expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and other risks identified in Broadleaf's disclosures or filings with the SEC. You are further cautioned that penny stocks, like Broadleaf, are inherently volatile and risky and that no investor should buy this stock unless they can afford the loss of their entire investment.

WHEREAS, subject to the terms and conditions of this Agreement, the Company and  Seller desire for the Company to purchase from Seller and for Seller to sell to Company certain assets owned by Seller, as more particularly described in Paragraph 2.1 of this Agreement (the “Seller's Assets”); and

WHEREAS, the Board of Directors of Company deems it desirable and in the best interests of Company and its stockholders that Company, through its to be formed wholly owned subsidiary, LEGAL CAPITAL CORP., a Nevada corporation (“LCC”),  purchase the Seller's Assets in consideration of the issuance of of Three Hundred Thousand (300,000) shares of Series B Convertible Preferred Stock of the Company; and

WHEREAS, the Seller deems it desirable and in the best interests of Seller that the Seller sell the Seller's Assets to LCC; and

WHEREAS, Company and the Seller desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated by this Agreement; and

WHEREAS, the Board of Directors of Company and the Board of Directors of Seller have approved and adopted this Agreement, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto do hereby agree as follows:

SECTION 1

DEFINITIONS

1.1           “Agreement,” “Company”, “Seller” and  “Seller's Assets”, respectively, shall have the meanings defined in the foregoing preamble and recitals to this Agreement.

1.2           “Closing Date” shall mean 3:00p.m., local time, on March 31,  2014, at Las Vegas, Nevada, the date on which the parties hereto shall close the transactions contemplated herein; provided that the parties can change the Closing Date and place of Closing to such other time and place as the parties shall mutually agree, in writing.  As of the Closing Date, all Exhibits to this Agreement shall be complete and attached to this Agreement.

SECTION 2

AGREEMENT FOR PURCHASE AND SALE OF SELLER'S ASSETS

2.1           Substantive Terms of the Purchase and Sale of Seller Assets.

(a)           At the Closing, the Seller shall sell and deliver to LCC free and clear title to all of the assets described in Exhibit 2.1 hereto.

(b)           At the Closing, the Company shall deliver to Seller a certificate for 300,000 shares of  Series B Preferred Stock of the Company , which shall accrue interest at 6% per annum, be senior to all future series of preferred stock of the Company.  The Series B Preferred Stock shall not be convertible into shares of Common Stock of the Company. On all matters, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes and the Series B Preferred Stock shall be counted on a one share for one vote basis.  Notwithstanding the foregoing, to the fullest extent permitted by law, the holders of Common Stock or other series of Preferred Stock shall not be entitled to vote on any proposal, action or amendment that solely affects the rights, powers, preferences, qualifications, powers or restrictions of the Series B Preferred Stock. In the event of a spin-off of LCC as an independent entity, the shares of the Series B Preferred Stock shall be exchanged for shares of a series of preferred stock of LCC which will give the holders thereof a Ninety percent (90%) ownership interest in LCC when converted into common shares of LCC and which will be voted on an “as converted” basis times 100.

(c)           At the Closing, the then officers and directors of LCC shall tender their resignations and Robert Hackney shall be named as sole officer and director of LCC.

(d)           As soon as practicable after the Closing, the Seller shall change its name and LCC shall amend its Articles of Incorporation to adopt the name “Litigation Capital, Inc.”

                2.2           Other Related Terms of Transaction.

(a)           Following the filing of the Company's 10-Q for the period ended March 31, 2014, the Seller, or another investor, may, at its sole option, and no sooner than two (2) weeks following the filing of said 10-Q with the Securities and Exchange Commission, provide Fifty Thousand dollars ($50,000) in cash or other assets or negotiable, free-trading securities having a value of not less than $50,000, less transaction costs, as additional capital to the Company.

(b)           Prior to March 31, 2014, the Company shall determine all unpaid director fees and other compensation due officers, director and consultants, with such amounts due being paid and retired by the issuance of common stock of the Company.

2.3           Conditions Precedent.  In addition to those conditions precedent contained in Sections 8 and 9 hereof, the Closing of this transaction and the duties of the respective parties are contingent upon:

(a)           Access to Books and Records.  Each of the parties shall give the other Parties and their designated respective officers, directors, stockholders, members, partners, employees, advisors, agents, financing sources (and their respective advisors) or other representatives and affiliates (collectively, “Representatives”), a reasonable opportunity to conduct a due diligence investigation of the other party and their respective businesses and affairs.

               (b)           Consents and Releases. Prior to the Closing, the Company shall obtain all written consents and releases of all persons deemed necessary by the Seller in connection with the consummation of the transaction. Prior to the Closing, the Seller shall obtain all written consents and releases of all persons deemed necessary by the Company in connection with the consummation of the transaction.

            (c)          Approval of Due Diligence. Each of the Parties shall have approved the results of their respective reviews of the relevant books, records, documents, intellectual property, contracts, and financial condition of the other Party

            (d)          Conduct of Business. From the date of this Agreement through the Closing, the Company, LCC and the Seller shall operate only in an ordinary course consistent with prior practices.

(e)          Form 10-K Approval.  The Company shall timely file its Form 10-K for the period ended December 31, 2013 and the Seller shall have given its written approval of the Form 10-K.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company, in order to induce Seller to execute this Agreement and to consummate the transactions contemplated herein, represents and warrants to Seller as follows:

3.1           Organization and Qualification.  Company is a corporation duly organized, validly existing, and in good standing under the laws of Nevada, with all requisite power and authority to own its property and to carry on its business as it is now being conducted.  Company is duly qualified as a foreign corporation and in good standing in each jurisdiction where the ownership, lease, or operation of property or the conduct of business requires such qualification.

3.2           Authorization and Validity.  Company has the requisite power and is duly authorized to execute and deliver and to carry out the terms of this Agreement.  The board of directors and stockholders of Company have taken all action required by law, its Articles of Incorporation and Bylaws, or otherwise to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, subject to the satisfaction or waiver of the conditions precedent set forth in Section 8 of this Agreement.  Assuming this Agreement has been approved by all action necessary on the part of Seller, this Agreement is a valid and binding agreement of Company.

3.3           No Defaults.  Company is not in default under or in violation of any provision of its Articles of Incorporation or Bylaws.  Company is not in violation of any statute, law, ordinance, order, judgment, rule, regulation, permit, franchise, or other approval or authorization of any court or governmental agency or body having jurisdiction over it or any of its properties which, if enforced, would have a material, adverse effect on the financial condition or business of Company.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will conflict with or result in a breach of or constitute a default under any of the foregoing or result in the creation of any lien, mortgage, pledge, charge, or encumbrance upon any asset of Company and no consents or waivers thereunder are required to be obtained in connection therewith in order to consummate the transactions contemplated by this Agreement.

3.4           Documents.  The copies of all agreements and other instruments that have been delivered by Company to Seller are true, correct, and complete copies of such agreements and instruments and include all amendments thereto.

3.5           Regulatory Matters . All required filings of the Company with the Securities and Exchange Commission, the Nevada Secretary of State, FINRA, the Depository Trust Company and any other governmental or regulatory body have been timely filed and are true and correct.  There are no undisclosed regulatory issues issues with any of the aforementioned regulatory agencies or entities.

3.6             Non-Shell Status.  The Company has never filed any document with any of the regulatory agencies or entities, identified in Section 3.5, above, that describes the Company as a “Shell” company as defined in Rule 144(i)(1) as promulgated by the Securities and Exchange Commission under authority of the Securities Act of 1933 and the Company does not meet such definition of a “Shell” as of the date of this Agreement, nor will it do so as of the Closing Date.

3.7           Disclosure.  The representations and warranties made by Company herein and in any schedule, statement, certificate, or document furnished or to be furnished by Company to Seller pursuant to the provisions hereof or in connection with the transactions contemplated hereby, taken as a whole, do not and will not as of their respective dates contain any untrue statements of a material fact, or omit to state a material fact necessary to make the statements made not misleading.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller, in order to induce Company to execute this Agreement and to consummate the transactions contemplated herein, represents and warrants to Company as follows:

4.1           Organization and Qualification.  Seller is a corporation duly organized, validly existing, and in good standing under the laws of Nevada, with all requisite power and authority to own its property and to carry on its business as it is now being conducted.  Company is duly qualified as a foreign corporation and in good standing in each jurisdiction where the ownership, lease, or operation of property or the conduct of business requires such qualification.

4.2           Ownership of Seller's Assets.  Seller is the sole owner of the Seller assets and, as of the Closing Date, will be able to deliver to Company legal and equitable title to the Seller assets, free and clear of any encumbrances of any kind whatsoever.

4.3           Validity.  Seller has the requisite power to execute and deliver and to carry out the terms of this Agreement. Assuming this Agreement has been approved by all actions necessary on the part of Company, this Agreement is a valid and binding agreement of Seller.

4.4           Liabilities.  The Seller Assets do not have any liabilities, liens or any claims whatsoever assessable against them, except as listed in Exhibit 4.4 hereto.

4.5           Litigation.  Except as set forth in Exhibit 4.5, there are no actions, suits, proceedings, orders, investigations, or claims pending against or affecting the Seller's Assets at law or in equity or before or by any federal, state, municipal, or other governmental department, commission, board, agency, or instrumentality, domestic or foreign, nor has any such action, suit, proceeding, or investigation been pending or threatened in writing during the 12-month period preceding the date hereof, which, if adversely determined, would materially and adversely affect the financial condition of Seller's Assets.  The Seller Assets are not operating under or subject to, or in default with respect to, any order, writ, injunction, or decree of any court or federal, state, municipal, or other governmental department, commission, board, agency, or instrumentality.

4.6           Taxes.  At the Closing Date, all taxes assessable to the Seller's Assets which are then due shall have been paid in full.

                4.7           Material Change.  Except as disclosed on Exhibit 4.7, there has been no material change in the condition, financial or otherwise, of the Seller's Assets, except changes occurring in the ordinary course of business, which changes have not materially, adversely affected their condition.

4.8           Documents.  The copies of all agreements and other instruments that have been delivered by Seller to Company are true, correct, and complete copies of such agreements and instruments and include all amendments thereto.

4.9           Disclosure.  The representations and warranties made by Seller herein and in any schedule, statement, certificate, or document furnished or to be furnished by Seller to Company pursuant to the provisions hereof or in connection with the transactions contemplated hereby taken as a whole do not and will not as of their respective dates contain any untrue statements of a material fact, or omit to state a material fact necessary to make the statements made not misleading.

SECTION 5

INVESTIGATION; PRESS RELEASE

5.1           Investigation.

 (a)           The Company acknowledges that prior to the Closing it will have completed its own independent investigation of the Seller's Asset to confirm, among other things, the assets, liabilities, title, liens, operability, and status of business of the Seller's Assets.  In the event that this Agreement is terminated for any reason, Company will return to Seller all documents, work papers, and other materials and all copies thereof obtained by Company, or on its behalf, from Seller, whether obtained before or after the execution hereof, will not use, directly or indirectly, any confidential information obtained from Seller hereunder or in connection herewith, and will keep all such information confidential and not used in any way detrimental to Seller except to the extent the same is publicly disclosed by Seller.

(b)           The Seller acknowledges that prior to the Closing it will have completed its own investigation of Company, which has included, among other things, the opportunity of discussions with executive officers of Company, and its accountants, investment bankers, and counsel.  In the event of termination of this Agreement for any reason, Seller will deliver to Company all documents, work papers, and other materials and all copies thereof obtained by it, or on its behalf, from Company, whether obtained before or after the execution hereof and will not use, directly or indirectly, any confidential information obtained from Company hereunder or in connection herewith, and will keep all such information confidential and not used in any way detrimental to Company, except to the extent the same is publicly disclosed by Company.

5.2           Press Release.  Company and Seller shall agree with each other as to the form and substance of any press releases and the filing of any documents with any federal or state agency related to this Agreement and the transactions contemplated hereby and shall consult with each other as to the form and substance of other public disclosures related thereto; provided, however, that nothing contained herein shall prohibit either party from making any disclosure that her or its counsel deems necessary.

SECTION 6

BROKERAGE; OTHER COSTS

6.1           Brokers and Finders.  Neither Company nor Seller, or any of their respective officers, directors, employees, or agents, has employed any broker, finder, or financial advisor or incurred any liability for any fee or commissions in connection with initiating the transactions contemplated herein.  Each party hereto agrees to indemnify and hold the other party harmless against or in respect of any commissions, finder’s fees, or brokerage fees incurred or alleged to have been incurred with respect to initiating the transactions contemplated herein as a result of any action of the indemnifying party.

6.2           Other Costs.  The parties agree that each party shall bear its own expenses incurred with in connection with this Agreement and the transaction provided for herein, including, but not limited to, fees of attorneys, accountants and other fees.

SECTION 7

CLOSING AGREEMENTS

7.1           Closing Agreements.  On the Closing Date, the following activities shall occur, the following agreements shall be executed and delivered, and the respective parties thereto shall have performed all acts that are required by the terms of such activities and agreements to have been performed simultaneously with the execution and delivery thereof as of the Closing Date:

(a)           Seller shall have executed and delivered documents to Company sufficient then and there to transfer legal and equitable title to the Seller's Assets to Company, including the bank account in Exhibit  2.1, which account shall have authorized signers consisting of one or more of the following: Wes Christian, Alan Pollock, Robert Hackney and such others as they may designate.

           (b)           Company shall have delivered to Seller the certificate for 300,000 shares of Series B Convertible Preferred Stock, as further described in Section 2.1(b) and the appropriate documents as required by Section 2.1(c) hereof.

SECTION 8
CONDITIONS PRECEDENT TO COMPANY’S OBLIGATIONS TO CLOSE

The obligations of Company to consummate this Agreement are subject to satisfaction on or prior to the Closing Date of the following conditions:

8.1           Representations and Warranties.  The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, and Seller shall have performed in all material respects all of its obligations hereunder theretofore to be performed.

8.2           Other.  The joint conditions precedent in Section 10 hereof shall have been satisfied and all documents required for Closing shall be acceptable to Counsel for Company.

SECTION 9

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS TO CLOSE

The obligation of Seller to consummate this Agreement is subject to the satisfaction on or prior to the Closing Date of the following conditions:

9.1           Representations and Warranties.  The representations and warranties of Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, and Company shall have performed in all material respects all of its obligations hereunder theretofore to be performed.

9.2           Other.  The joint conditions precedent in Section 10 hereof shall have been satisfied.

SECTION 10

JOINT CONDITIONS PRECEDENT

The obligations of Company and Seller to consummate this Agreement shall be subject to satisfaction or waiver in writing by all parties of each and all of the following additional conditions precedent at or prior to the Closing Date:

10.1           Other Agreements.  All of the agreements contemplated by Section 7.1 of this Agreement shall have been executed and delivered, and all acts required to be performed thereunder as of the Closing Date shall have been duly performed, including, without limitation, completion of all exhibits to this Agreement.

10.2           Absence of Litigation.  At the Closing Date, there shall be no action, suit, or proceeding pending or threatened against any of the parties hereto by any person, governmental agency, or subdivision thereof, nor shall there be pending or threatened any action in any court or administrative tribunal, which would have the effect of inhibiting the consummation of the transactions contemplated herein.

SECTION 11

CONFIDENTIALITY

11.1           Company acknowledges that its directors, executive officers, employees, consultants, and affiliates have, and will, acquire information and materials from Seller concerning knowledge about the technology, business, products, strategies, customers, clients and suppliers of the Seller Assets and that all such information, materials and knowledge acquired, are and will be trade secrets and confidential and proprietary information of Seller, such acquired information, materials, and knowledge are hereinafter referred to as “Confidential Information.”  Company, itself, and on behalf of its directors, executive officers, employees, consultants, and affiliates, covenant to hold such Confidential Information in strict confidence, not to disclose it to others or use it in any way, commercially or otherwise, except in connection with the transactions contemplated by this Agreement and not to allow any unauthorized person access to such Confidential Information.  Similarly, Seller acknowledges that its directors, executive officers, employees, consultants, and affiliates have, and will, acquire information and materials from Company concerning knowledge about the technology, business, products, strategies, customers, clients and suppliers of Company and that all such information, materials and knowledge acquired, are and will be trade secrets and confidential and proprietary information of Company.  Seller, itself, and behalf of its directors, executive officers, employees, consultants, and affiliates, covenant to hold such Confidential Information in strict confidence, not to disclose it to others or use it in any way, commercially or otherwise, except in connection with the transactions contemplated by this Agreement and not to allow any unauthorized person access to such Confidential Information

11.2           The Confidential Information disclosed by the one party to the other shall remain the property of the disclosing party.

11.3           Company and Seller, and their respective directors, executive officers, employees, consultants, and affiliates, shall maintain in secrecy all Confidential Information disclosed to them by the party other using not less than reasonable care. Company and Seller, and their respective directors, executive officers, employees, consultants, and affiliates shall not use or disclose in any manner to any third party any Confidential Information without the express written consent of the chief executive officer of the other party unless or until the Confidential Information is:

(a)           publicly available or otherwise in the public domain; or

(b)           rightfully obtained by any third party without restriction; or

(c)           disclosed by the other party without restriction pursuant to judicial action, or government regulations or other requirements.

                 11.4           The obligations of under Sections 11.1, 11.2, and 11.3 of this Agreement shall expire one year from the date hereof.

SECTION 12

TERMINATION AND WAIVER

12.1           Termination.  This Agreement may be terminated and abandoned on or before the Closing Date by:

(a)           the mutual consent in writing of the parties hereto;

(b)           Company, if the conditions precedent in Sections 8 and 10 of this Agreement have not been satisfied or waived by the Closing Date; and

(c)           Seller, if the conditions precedent in Sections 9 and 10 of this Agreement have not been satisfied or waived by the Closing Date.

If this Agreement is terminated pursuant to Section 12.1, the parties hereto shall not have any further obligations under this Agreement, and each party shall bear all costs and expenses incurred by it.

SECTION 13

NATURE AND SURVIVAL OF REPRESENTATIONS, ETC.

13.1           Nature and Survival.  All statements contained in any certificate or other instrument delivered by or on behalf of Company or Seller pursuant to this Agreement or in connection with the transactions contemplated hereby shall be deemed representations and warranties by such party. All representations and warranties and agreements made by Company or Seller in this Agreement or pursuant hereto shall survive the Closing Date hereunder until the expiration of the 12th month following the Closing Date.

SECTION 14

MISCELLANEOUS

14.1           Notices.  Any notices or other communications required or permitted hereunder shall be sufficiently given if written and delivered in person or sent by registered mail, postage prepaid, addressed as follows:

to Seller:	Litigation Capital, Inc. 1062 Indiantown Road Suite 400 Jupiter, FL 33477

to Company: to Legal Capital Corp.	Broadleaf Capital Partners, Inc. 3887 Pacific Street Las Vegas, NV 89121 Legal Capital Corp. c/o Broadleaf Capital Partners, Inc. 3887 Pacific Street Las Vegas, NV 89121

or such other address as shall be furnished in writing by the appropriate person, and any such notice or communication shall be deemed to have been given as of the date so mailed.

14.2           Time of the Essence.  Time shall be of the essence of this Agreement.

14.3           Costs.  Each party will bear the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

14.4           Entire Agreement and Amendment.  This Agreement, all Exhibits hereto, and documents delivered at the Closing Date hereunder contain the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all other agreements, written or oral, with respect thereto.  This Agreement may be amended or modified in whole or in part, and any rights hereunder may be waived, only by an agreement in writing, duly and validly executed in the same manner as this Agreement or by the party against whom the waiver would be asserted.  The waiver of any right hereunder shall be effective only with respect to the matter specifically waived and shall not act as a continuing waiver unless it so states by its terms.

14.5           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

14.6           Governing Law.  This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Texas.

14.7           Attorneys’ Fees and Costs.  In the event any party to this Agreement shall be required to initiate legal proceedings to enforce performance of any term or condition of this Agreement, including, but not limited to, the interpretation of any term or provision hereof, the payment of moneys or the enjoining of any action prohibited hereunder, the prevailing party shall be entitled to recover such sums, in addition to any other damages or compensation received, as will reimburse the prevailing party for reasonable attorneys’ fees and court costs incurred on account thereof (including, without limitation, the costs of any appeal) notwithstanding the nature of the claim or cause of action asserted by the prevailing party.

                14.8           Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, successors, and assigns, as the case may be.

14.9           Captions.  The captions appearing in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement as of the day and year first above written.

COMPANY:

Broadleaf Capital Partners, Inc.,
a Nevada corporation

By:/s/  J. Michael King
            J. Michael King, President

SELLER:

Litigation Capital, Inc.,
a Nevada corporation

By: /s/ Robert C. Hackney
            Robert C. Hackney, President

This Agreement is approved, ratified and adopted by Legal Capital Corp. on this
31st day of March, 2014.

Legal Capital Corp.
a Nevada corporation

By:  /s/ J. Michael King
             J. Michael King, President

EXHIBIT 2.1

The Seller's assets shall consist of: the rights to the name of the Seller (Litigation Capital, Inc.), the Seller's business plan, results of research and cash in the amount of Forty-five Thousand Seven Hundred Fifty-one and 75/100 dollars ($45,751.75), as represented by a bank account to be to be identified at the Closing, free and clear of any and all liens and/or encumbrances.